

Mail Stop 3561

February 29, 2016

Mohit Kabra
Chief Financial Officer
MakeMyTrip Limited
Tower A, SP Infocity, 243
Udyog Vihar, Phase 1
Gurgaon, Haryana 122016, India

> **Re: MakeMyTrip Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2015**
> **Filed on June 9, 2015**
> **File No. 001-34837**

Dear Mr. Kabra:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2015

Item 5. Operating and Financial Review and Prospects

Service Costs, page 58

1.   Refer to the revenue on gross and net basis table. We note your presentation of the same amounts of hotels and packages ''service costs'' and ''revenues less service costs'' of $144,508 and of $39,993, for FY 2014 and FY 2015, respectively. Please explain.

Fiscal Year 2015 Compared to Fiscal Year 2014, page 65

2.   In your operating results discussion on your hotels and packages business, we note your explanation for the total change attributable to gross bookings and expansion of net revenue margins. However, we also note significant change in revenue on net basis from FY 2014 to FY 2015. In this regard, please tell us and disclose the underlying factors behind the change and whether you reasonably expect the favorable change will represent a trend affect your future earnings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure